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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 2)

Tender Offer Statement under Section 14(d)(1) or
Section 13(e)(1) of the Securities Exchange Act of 1934

LIBERTY MEDIA CORPORATION
(Name of Subject Company (issuer))

LIBERTY MEDIA CORPORATION
(Offeror/Issuer)
Names of Filing Persons (identifying status as offeror, issuer or other person)

SERIES A COMMON STOCK
SERIES B COMMON STOCK
(Title of Classes of Securities)

530718105
(CUSIP Number of Series A common stock)

530718204
(CUSIP Number of Series B common stock)

CHARLES Y. TANABE, ESQ.
SENIOR VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY
12300 LIBERTY BOULEVARD
ENGLEWOOD, COLORADO 80112
(720) 875-5400
(Name, address, and telephone numbers of person
authorized to receive notices and communications on
behalf of filing persons)

Copy to:

STEVEN D. MILLER, ESQ.
SHERMAN & HOWARD L.L.C.
633 SEVENTEENTH STREET, SUITE 3000
DENVER, COLORADO 80202
(303) 297-2900

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        On April 16, 2002, we terminated our tender offer to purchase up to 25,000,000 shares of our Series A common stock and up to 1,000,000 shares of our Series B common stock, at a price of $13.00 per share. A reason for the termination of the offer was the general decline in the market value of media and cable television companies following the announcement of the offer. This general decline caused us to reassess our market position and our proposed use of available funds. Based on that reassessment, we determined that it would be undesirable to proceed with the offer. We also concluded that there are more efficient ways to achieve the objectives of the terminated offer.

ITEM 12. EXHIBITS.

        99(a)(1)(A) Form of Offer to Purchase, dated April 10, 2002.*

        99(a)(1)(B)-1 Form of Letter of Transmittal for Series A Common Stock, including the Certification of Taxpayer Identification Number on Form W-9.*

        99(a)(1)(B)-2 Form of Letter of Transmittal for Series B Common Stock, including the Certification of Taxpayer Identification Number on Form W-9.*

        99(a)(1)(C) Form of Letter to Stockholders of Liberty Media Corporation dated April 10, 2002, from Robert R. Bennett, President and Chief Executive Officer of Liberty Media Corporation.*

        99(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

        99(a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.*

        99(a)(1)(F) Form of Notice of Guaranteed Delivery.*

        99(a)(2)-(a)(4) Not applicable.

        99(a)(5) Press Release, dated April 16, 2002*

        99(b) Not applicable.

        99(d) Not applicable.

        99(g) Not applicable.

        99(h) Not applicable.

        * Previously filed on Schedule TO

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

April 19, 2002	LIBERTY MEDIA CORPORATION
	By:	/s/ CHARLES Y. TANABE CHARLES Y. TANABE Senior Vice President, General Counsel and Secretary

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SIGNATURE